

February 4, 2014

Via Email
Mr. Gordon A. Milne
Executive Vice President
The Ryland Group, Inc.
3011 Townsgate Road, Suite 200
Westlake Village, California 91361-3027

> **Re:** **The Ryland Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 8, 2013**
> **Response Letter Dated January 16, 2014**
> **File No. 1-08029**

Dear Mr. Milne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 12- Debt and Credit Facilities, page 15

1. We note your response to comment 2 in our letter dated January 6, 2014. We appreciate the additional analysis you provided regarding the primary events that could trigger a change in the exercise price of the conversion feature in the 0.25% convertible senior notes due 2022. Please expand upon the disclosures you provided in the third quarter of fiscal year 2013 Form 10-Q to clarify the primary events that could trigger a change to the exercise price of the conversion feature.

Please also revise your disclosures to clarify that the result of any of these triggering events would not be to adjust the exercise price for the actual change in the market price of the underlying shares, but rather to adjust the exercise price for the dilutive effective of the events on the exercise price. Therefore, the only variables that could affect the exercise price would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares. Please provide us with the updated disclosures you intend to include in your fiscal year 2013 Form 10-K

Closing Comments

You may contact Tracie Towner at (202) 551-3744, or Tracey Smith at (202) 551-3736, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3854 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief